

April 28, 2014

<u>Via U.S. Mail</u>
Su Chen
President and Chief Executive Officer
Mirage Capital Corporation
850 W. Horizon Ridge Parkway, Suite 200
Henderson, Nevada 89052

      Re: **Mirage Capital Corporation**
               Form 10-K for Fiscal Year Ended June 30, 2013
               Filed October 15, 2013
               File No. 333-176169

Dear Mr. Chen:

We issued comments to you on the above captioned filing on March 24, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 12, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322, Donna Di Silvio, Staff Accountant, at (202) 551-3202, or me at (202) 551-3344 if you have any questions.

                                  Sincerely,

                                  /s/ William H. Thompson

                                  William H. Thompson
                                  Accounting Branch Chief